SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No.     )*

FUND.COM, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

360769103

(CUSIP Number)

March 29, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360769103

1.	Names of Reporting Persons Lion Global Fund, LLLP Lion Global Offshore Master Fund, Ltd. Big 5 Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.

Citizenship or Place of Organization
Lion Global Fund, LLLP:  a Delaware Limited Liability Limited Partnership

Lion Global Offshore Master Fund, Ltd.: a exempted company organized under the laws of the Cayman Islands

Big 5 Asset Management LLC: a Colorado limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Lion Global Fund, LLLP: 0 Lion Global Offshore Master Fund, Ltd.: 0 Big 5 Asset Management LLC: 0

	6.	Shared Voting Power Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000

	7.	Sole Dispositive Power Lion Global Fund, LLLP: 0 Lion Global Offshore Master Fund, Ltd.: 0 Big 5 Asset Management LLC: 0

	8.	Shared Dispositive Power Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 Lion Global Fund, LLLP: 5.6% Lion Global Offshore Master Fund, Ltd.: 1.3% Big 5 Asset Management LLC: 6.9%

12.	Type of Reporting Person (See Instructions) Lion Global Fund, LLLP: PN Lion Global Offshore Master Fund, Ltd.: PN Big 5 Asset Management LLC: PN

Item 1(a)	Name of Issuer: FUND.COM, INC.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 14 Wall Street, 20th Floor, New York, NY 10005

Item 2(a)	Name of Person Filing: Lion Global Fund, LLLP Lion Global Offshore Master Fund, Ltd. Big 5 Asset Management LLC
Item 2(b)

Address of Principal Business Officer or, if none, Residence:
Lion Global Fund, LLLP: 2401 East Second Ave, Suite 500, Denver, CO 80206

Lion Global Offshore Master Fund, Ltd.: 2401 East Second Ave, Suite 500, Denver, CO 80206

Big 5 Asset Management LLC: 2401 East Second Avenue, Suite 500, Denver, CO 80206

Item 2(c)

Citizenship:
Lion Global Fund, LLLP:  a Delaware Limited Liability Limited Partnership

Lion Global Offshore Master Fund, Ltd.: a exempted company organized under the laws of the Cayman Islands

Big 5 Asset Management LLC: a Colorado limited liability company

Item 2(d)	Title of Class of Securities: Common Stock
Item 2(e)	CUSIP Number: 360769103

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80-a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K);
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000(1)
(b) Percent of class: Lion Global Fund, LLLP: 5.6% Lion Global Offshore Master Fund, Ltd.: 1.3% Big 5 Asset Management LLC: 6.9% (1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Lion Global Fund, LLLP: 0 Lion Global Offshore Master Fund, Ltd.: 0 Big 5 Asset Management LLC: 0
(ii) Shared power to vote or to direct the vote: Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000 (1)
(iii) Sole power to dispose or to direct the disposition of: Lion Global Fund, LLLP: 0 Lion Global Offshore Master Fund, Ltd.: 0 Big 5 Asset Management LLC: 0
(iv) Shared power to dispose or to direct the disposition of: Lion Global Fund, LLLP: 2,916,000 Lion Global Offshore Master Fund, Ltd.: 684,000 Big 5 Asset Management LLC: 3,600,000 (1)

(1) Big 5 Asset Management LLC is the investment adviser of each of Lion Global Fund, LLLP and Lion Global Offshore Master Fund, Ltd. As such, Big 5 Asset Management LLC has the power to direct the vote and direct the disposition of the shares of the issuer's common stock held by each of Lion Global Fund, LLLP and Lion Global Offshore Master Fund, Ltd. The inclusion of Big 5 Asset Management LLC in the group and in the statements made on this Schedule 13G shall not be construed as an admission that Big 5 Asset Management LLC, for the purposes of Section 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any securities covered by this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:   ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2010

LION GLOBAL FUND LLLP,
a Delaware limited liability limited partnership

By:	Lion Global Fund GP, LLC,
a Delaware limited liability company,
Its:	General Partner

	By:	/s/ Bo Brownstein
	Name:	Bo Brownstein
	Title:	Chief Executive Officer

LION GLOBAL OFFSHORE MASTER FUND, LTD.

By:	/s/ Bo Brownstein
	Name:	Bo Brownstein
	Title:	President

BIG 5 ASSET MANAGEMENT LLC

By:	/s/ Bo Brownstein
	Name:	Bo Brownstein
	Title:	President